Exhibit 107

Calculation of Filing Fee Table

Form S-1

Maze Therapeutics, Inc.

Table 1 – Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(2)	Proposed Maximum Offering Price Per Share(1)	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee(3)

Fees to be Paid	Equity	Common Stock, par value $0.001 per share	Rule 457(a)	8,970,000	$17.00	$152,490,000	$0.00015310	$23,347

	Total Offering Amounts					$152,490,000	—	$23,347

	Total Fee Offsets					—	—	$15,310

	Net Fee Due					—	—	$8,037

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, or the Securities Act.
(2)	Includes the aggregate offering price of 1,170,000 additional shares that the underwriters have the option to purchase.
(3)	The Registrant previously paid $15,310 in connection with the previous filing of this registration statement.